United States securities and exchange commission logo





                              December 1, 2022

       Kevin Timmons
       Chief Executive Officer
       InterPrivate IV InfraTech Partners Inc.
       1350 Avenue of the Americas
       2nd Floor
       New York, NY 10019

                                                        Re: InterPrivate IV
InfraTech Partners Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed November 21,
2022
                                                            File No. 001-40153

       Dear Kevin Timmons:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future filings to include
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that you may not be able to
complete an initial business combination with a U.S. target
                                                        company should the
transaction be subject to review by a U.S. government entity, such as the Committee on
Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the transaction could
prevent you from completing an initial business combination and require you to
liquidate. Disclose the consequences of liquidation to investors, such as the
 Kevin Timmons
InterPrivate IV InfraTech Partners Inc.
December 1, 2022
Page 2
       losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Stacie Gorman at Stacie Gorman or Maryse Mills-Apenteng at 202-551-
3457 with any other questions.



                                                            Sincerely,
FirstName LastNameKevin Timmons
                                                            Division of
Corporation Finance
Comapany NameInterPrivate IV InfraTech Partners Inc.
                                                            Office of Real
Estate & Construction
December 1, 2022 Page 2
cc:       Daniel Nussen, Esq.
FirstName LastName